Appendix 3A.1 - Notification of dividend / distribution Appendix 3A.1 - Notification of dividend / distribution 1 / 6 Update Summary Entity name RIO TINTO LIMITED Security on which the Distribution will be paid RIO - ORDINARY FULLY PAID Announcement Type Update to previous announcement Date of this announcement 15/9/2026 Reason for the Update Update to Appendix 3A.1 released on 29 July 2026 to provide notification of the applicable currency exchange rates and resulting dividend payment amounts. Additional Information 2026 interim dividend of USD 2.11 per share is fully franked at the applicable corporate rate of 30%. Refer to below for full details of the announcement EXHIBIT 99.5

Appendix 3A.1 - Notification of dividend / distribution Appendix 3A.1 - Notification of dividend / distribution 2 / 6 Announcement Details Part 1 - Entity and announcement details 1.1 Name of +Entity RIO TINTO LIMITED 1.2 Registered Number Type ABN Registration Number 96004458404 1.3 ASX issuer code RIO 1.4 The announcement is 1.4a Reason for update to a previous announcement Update to Appendix 3A.1 released on 29 July 2026 to provide notification of the applicable currency exchange rates and resulting dividend payment amounts. 1.4b Date of previous announcement(s) to this update 29/7/2026 1.5 Date of this announcement 15/9/2026 1.6 ASX +Security Code RIO ASX +Security Description ORDINARY FULLY PAID Part 2A - All dividends/distributions basic details 2A.1 Type of dividend/distribution 2A.2 The Dividend/distribution: relates to a period of six months 2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date) 30/6/2026 2A.4 +Record Date 14/8/2026 2A.5 Ex Date 13/8/2026 2A.6 Payment Date Ordinary Update/amendment to previous announcement

Appendix 3A.1 - Notification of dividend / distribution Appendix 3A.1 - Notification of dividend / distribution 3 / 6 2A.6 Payment Date 24/9/2026 2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable? Security holder approval Court approval Lodgement of court order with +ASIC ACCC approval FIRB approval Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution. 2A.8 Currency in which the dividend/distribution is made ("primary currency") USD - US Dollar 2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form USD 2.11000000 2A.9a AUD equivalent to total dividend/distribution amount per +security AUD 2.96410761 2A.9b If AUD equivalent not known, date for information to be released 15/9/2026 Estimated or Actual? 2A.9c FX rate (in format AUD 1.00 / primary currency rate): AUD AUD 1.00 FX rate (in format AUD rate/primary currency rate) Primary Currency rate USD 1.00000000 2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market? 2A.11 Does the entity have a securities plan for dividends/distributions on this +security? 2A.11a If the +entity has a DRP, is the DRP applicable to this dividend/distribution? 2A.11a(i) DRP Status in respect of this dividend/distribution Full DRP 2A.12 Does the +entity have tax component information apart from franking? Part 2B - Currency Information 2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.). 2B.2 Please provide a description of your currency arrangements Yes No Yes We have a Dividend/Distribution Reinvestment Plan (DRP) Yes Actual No

Appendix 3A.1 - Notification of dividend / distribution Appendix 3A.1 - Notification of dividend / distribution 4 / 6 2B.2 Please provide a description of your currency arrangements All cash dividends will be paid by direct credit. Where a securityholder has nominated an Australian, US, United Kingdom or New Zealand financial institution account for receipt of payments, payment will be made by direct credit in AUD, USD, GBP or NZD as applicable. All dividend entitlements will be converted to AUD to enable calculation of Australian franking credits, and then converted to the currencies as elected by the shareholders. All conversions will be based on the exchange rates as at 15 September 2026, being 7 business days prior to the payment date. Computershare Investor Services Pty Ltd, Rio Tinto Limited's share registry, offers a currency election facility (Global Wire Facility) in a range of currencies. Securityholders may elect to receive their dividend in a currency of their choice via the Global Wire Facility. Terms and conditions of the Global Wire Facility can be accessed at: .www.investorcentre.com Dividend payments for shareholders who do not provide their payment instructions, - if domiciled in the USA, will be held in USD; - if domiciled in the UK, will be held in GBP; - if domiciled in New Zealand, will be held in NZD; and - if domiciled in Australia or any other jurisdiction, will be held in AUD. 2B.2a Other currency/currencies in which the dividend/distribution will be paid: Currency Payment currency equivalent amount per security AUD - Australian Dollar AUD 2.96410761 GBP - Pound Sterling GBP 1.56661841 NZD - New Zealand Dollar NZD 3.66478506 2B.2b Please provide the exchange rates used for non-primary currency payments AUD/USD: 0.71185 GBP/USD: 1.34685 NZD/USD: 0.57575 2B.2c If payment currency equivalent and exchange rates not known, date for information to be released 15/9/2026 Estimated or Actual? 2B.3 Can the securityholder choose to receive a currency different to the currency they would receive under the default arrangements? Part 3A - Ordinary dividend/distribution 3A.1 Is the ordinary dividend/distribution estimated at this time? 3A.1a Ordinary dividend/distribution estimated amount per +security USD 3A.1b Ordinary Dividend/distribution amount per security USD 2.11000000 3A.2 Is the ordinary dividend/distribution franked? 3A.2a Is the ordinary dividend/distribution fully franked? No No Actual

ASX Appendix 3A.1 - Notification of dividend / distribution

Yes

3A.3 Percentage of ordinary dividend/distribution that is franked

100.0000 %

3A.4 Ordinary dividend/distribution franked amount per +security

USD 2.11000000

3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount

USD 0.00000000

3A.7 Ordinary dividend/distribution conduit foreign income amount per security

USD 0.00000000

Yes

3A.3a Applicable corporate tax rate for franking credit (%)

30.0000 %

3A.5 Percentage amount of dividend which is unfranked

0.0000 %

Part 4A - +Dividend reinvestment plan (DRP)

4A.1 What is the default option if +security holders do not indicate whether they want to participate in the DRP?
Do not participate in DRP (i.e. cash payment)

4A.2 Last date and time for lodgement of election notices to share registry under DRP

Thursday September 3, 2026 17:00:00

4A.3 DRP discount rate

0.0000 %

4A.4 Period of calculation of reinvestment price

Start Date	End Date

4A.5 DRP price calculation methodology

Shares will be purchased on-market on or as soon as practicable after the dividend payment date. It may be necessary to carry out several market transactions to acquire the number of shares required and the DRP price will be the average of the deal prices of those transactions. The DRP price will be announced to the market.

4A.6 DRP Price (including any discount):

USD

4A.7 DRP +securities +issue date

4A.8 Will DRP +securities be a new issue?
No

4A.9 Is there a minimum dollar amount or number of +securities required for DRP participation?
No

4A.10 Is there a maximum dollar amount or number of +securities required for DRP participation?
No

4A.11 Are there any other conditions applying to DRP participation?
No

4A.12 Link to a copy of the DRP plan rules

https://www.riotinto.com/invest/shareholder-information/dividends under the Rio Tinto Limited tab.

4A.13 Further information about the DRP

Appendix 3A.1 - Notification of dividend / distribution 5 / 6

Appendix 3A.1 - Notification of dividend / distribution Appendix 3A.1 - Notification of dividend / distribution 6 / 6 Part 5 - Further information 5.1 Please provide any further information applicable to this dividend/distribution 5.2 Additional information for inclusion in the Announcement Summary 2026 interim dividend of USD 2.11 per share is fully franked at the applicable corporate rate of 30%.